AM 5-17-2005


05041543

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

RECEIVED MAY 10 2005

SEC FILE NUMBER
8-41742

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Cap Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5777 W. Century Blvd, Suite 1135
(No. and Street)

Los Angeles, CA 90045
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Corby & Corby
(Name – *if individual, state last, first, middle name*)

2811 Wilshire Blvd, Suite 570, Santa Monica CA 90403
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

JUN 15 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas W. Tinney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Cap Partners, Inc., as of 12-31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal
Title

Notary Public



CARLA D. JONES
Commission # 1390579
Notary Public - California
Los Angeles County
My Comm. Expires Dec 17, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



NEWCAP PARTNERS INC.
PRIVATE INVESTMENT BANKERS



SEC MAIL PROCESSING
RECEIVED
MAY 10 2005
WASH. D.C. 202 SECTION

May 5, 2005

Securities & Exchange Commission
Division of Market Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

To The SEC:

Enclosed please find an amended filing of the audited statements for NewCap Partners, Inc., for the year ending December 31, 2004. The purpose of the amendment is to respond to a certified letter dated April 27, 2005 from David Anderson, a copy of which is attached.

As a result of the letter and a subsequent discussion with Michael Williams, item 2.) of Note 10 in our audited statement has been changed from:

"Information Relating to the Possession or Control requirements under Rule 15c3-3."

to

"Information Relating to the Possession or Control requirements under Rule 15c3-3(k)(2)(i)."

If you have any questions regarding any of the attached information, please contact me.

Sincerely,



Thomas W. Turney
Managing Principal

5777 WEST CENTURY BOULEVARD, SUITE 1135 □ LOS ANGELES, CALIFORNIA 90045
TEL: 310-645-7900 □ FAX: 310-215-1025

BY CERTIFIED MAIL 7004 2510 0004 5484 3445


SEC MAIL PROCESSING
RECEIVED
MAY 10 2005
WASH. D.C.
202
SECTION
NASD

April 27, 2005

Thomas W. Turney
NewCap Partners, Inc.
5777 West Century Blvd.
Los Angeles, CA 90045

Dear Mr. Turney:

This acknowledges receipt of your December 31, 2004 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

A. Information Relating to the Possession or Control Requirements under Rule 15c3-3 (Exemptive Provisions).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by May 18, 2005. If you have any questions, please contact Michael A. Williams at (213) 613-2623.

Sincerely,

David S. Anderson
Supervisor

Los Angeles District Office
300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

tel 213 229 2300
fax 213 617 3299
www.nasd.com


SEC MAIL PROCESSING
MAY 2005
WASH, D.C.
202
SECTION

NEWCAP PARTNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

NEWCAP PARTNERS, INC.
For the Year Ended December 31, 2004

CONTENTS

	Page
Accountant's Audit Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5 - 6
Notes to Financial Statements	7-11
Supplementary Information to Financial Statements:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12



Corby and Corby

AN ACCOUNTANCY CORPORATION

2811 WILSHIRE BLVD.
SUITE 570
SANTA MONICA, CA 90403
(310) 829-0074
FAX (310) 829-3854

THOMAS B. CORBY, CPA
RANDOLPH P. CORBY, CPA

Independent Auditor's Report

Board of Directors
NewCap Partners, Inc.
5777 West Century Blvd.
Suite 1135
Los Angeles, CA 90045

We have audited the accompanying statement of financial condition of NewCap Partners, Inc. (an S Corporation) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NewCap Partners, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.



CORBY AND CORBY
An Accountancy Corporation

Santa Monica, California
February 18, 2005

NEWCAP PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash	$ 3,238
Cash in trust account - Note **2**	12,413
Accounts receivable - Note **1**	6,658
Prepaid expenses	1,231
Marketable securities - Note **3**	16,419
Property and equipment - at cost, less accumulated depreciation - Note **1** and **4**	4,932
Deposits	3,976
	$ 48,867

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable	-
	-
COMMITMENTS AND CONTINGENCIES - Note **6**	
STOCKHOLDERS' EQUITY	
Common stock -no par value	120,102
Authorized -500,000 shares	
Outstanding -245,824 shares	
Retained earnings (deficit)	(41,054)
Accumulated other comprehensive income	
Unrealized holding gain (loss) on securities - Note **3**	(30,181)
Total Stockholders' Equity	48,867
	$ 48,867

See accompanying notes to financial statements

NEWCAP PARTNERS, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2004

Revenues	
Service revenue - Note 7	$ 468,004
Interest income	116
	468,120
Expenses	
Officer salaries	20,027
Professional salaries	168,590
Office salaries	96,860
Payroll taxes	18,847
Insurance	11,565
Travel	63,900
Convention	900
Meals and entertainment	11,675
Rent	80,873
Telephone	11,047
Office	10,514
Postage and mailing	2,673
Repairs and maintenance	19
Legal	528
Dues and subscriptions	954
Payroll service	654
Professional services	21,751
Regulatory expense	1,133
Depreciation	3,119
Miscellaneous	2,182
Bank charges	136
Advertising	6,738
Parking	7,102
Training expense	185
Licenses and permits	952
Profit sharing administration	1,348
Employee benefits	5,801
Bad debt expense	63,266
	613,339
Income (loss) before income taxes	(145,219)
Income taxes - Note **1**	800
Net income (loss)	$ (146,019)
Earnings per share of common stock	$ (0.59)

See accompanying notes to financial statements

NEWCAP PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2004

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE AT BEGINNING OF YEAR	$ 32,333	$ 86,552	$ (12,330)	$ 106,555
COMPREHENSIVE INCOME				
Net income (loss)		(146,019)		(146,019)
Other comprehensive income, net of tax:				
Unrealized gains on securities:				
Unrealized holding gain (loss) arising during the period			(17,851)	(17,851)
COMPREHENSIVE INCOME (LOSS)				(163,870)
STOCKHOLDER CONTRIBUTIONS		18,413		18,413
ISSUANCE OF COMMON STOCK: January 1 to December 31, 2004	87,769			87,769
BALANCE AT END OF YEAR	$120,102	$ (41,054)	$ (30,181)	$ 48,867

See accompanying notes to financial statements

NEWCAP PARTNERS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)		$ (146,019)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	$ 3,119	
Changes in assets and liabilities:		
Decrease in accounts receivable	26,072	
Decrease in prepaid expenses	1,057	
Decrease in deposits	2,589	
(Decrease) in accounts payable	(2,076)	
Total Adjustments		30,761
Net Cash (Used) in Operating Activities		(115,258)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	87,769	
Stockholder contributions	18,413	
Net Cash Provided by Financing Activities		106,182
NET (DECREASE) IN CASH AND CASH EQUIVALENTS		(9,076)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		24,727
CASH AND CASH EQUIVALENTS AT END OF YEAR - Note **1**		$ 15,651

See accompanying notes to financial statements

NEWCAP PARTNERS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:	
Recorded unrealized holding gain (loss) on securities	$ (17,851)

See accompanying notes to financial statements

NOTE 1 - Summary of Significant Accounting Policies

Description of Business

The Company provides investment banking services in the fields of mergers, acquisitions, divestitures, financing, and general corporate financial matters. The Company is headquartered in California and provides services to customers throughout the world.

Management Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts Receivable

The accounts receivable totaled $6,658 at December 31, 2004. The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible, they will be charged to earnings when that determination is made.

Property and Equipment

Property and equipment are recorded at cost, if purchased, or if donated, at fair market value at the date of receipt. Depreciation is provided by the straight-line and accelerated methods over the estimated useful lives of the respective assets. Upon sale or retirement of such assets, the related costs and accumulated depreciation are eliminated from accounts and gains or losses are reported in earnings.

Repair and maintenance expenditures, not anticipated to extend asset lives, are charged to earnings as incurred.

Income Taxes

The Company's stockholders elected S Corporation status effective April 17, 1987. In lieu of federal corporate income taxes, the shareholders of the S Corporation are taxed on their proportionate share of the Company's taxable income or loss. The Company prepares its income taxes on the cash basis. The provision for income tax relates to California franchise tax of $800.

NOTE 1 - Summary of Significant Accounting Policies (continued)

Retirement Plan

The Company adopted a 401(k) profit sharing plan effective January 1, 1997. The plan covers all employees with three months of service. The Company may make a discretionary matching contribution of employee contributions and a special discretionary contribution equal to a percentage of employee compensation. The Company's contribution for the year ended December 31, 2004 was $0.

Prior to establishing the 401(k) profit sharing plan, the Company had a simplified employee pension plan which made discretionary contributions to separately maintained accounts for each eligible employee. This plan was terminated on December 28, 2001.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits, overnight investments at banks, and time deposits.

NOTE 2 - Cash in Trust Account

The Company is required to maintain a separate bank account as per NASD regulations for clients trust funds. The Company did not have client funds in this account at December 31, 2004. The Company has $12,413 of its own funds in this account.

NOTE 3 - Marketable Securities

Marketable securities consist of:

1.) 1,000 shares of stock and 1,500 warrants of Nasdaq Stock Market, Inc. The stock is traded on the NASDAQ National Market. The 1,000 shares have an original cost of $13,000 and a fair market value at December 31, 2004 of $10,200. The 1,500 warrants have an original cost of $20,100 and a fair market value at December 31, 2004 of $6,219. The unrealized loss for these securities was $16,681 at December 31, 2004.

2.) During 2004 the Company received options to acquire 3450 shares of Mionix Corporation in exchange for services rendered. Mionix Corporation is not publically traded, and the Company recorded the options based upon 2004 sales of stock to investors of $1.00 a share less the option price of $1.00 a share or $-0-. As of December 31, 2004 the Company holds 11,950 options and the unrealized loss for these securities was $13,500.

NEWCAP PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - Marketable Securities - continued

Marketable securities are being accounted for in accordance with Statement of Financial Accounting Standards No. 115 " Accounting for Certain Investment in Debt and Equity Securities" and are classified as available-for-sale securities and reported at fair value, with unrealized gain and losses excluded from earnings and reported in a separate component of stockholders' equity.

NOTE 4 - Property and Equipment

Furniture and fixtures	$ 31,045
Computer equipment	86,542
Less accumulated depreciation	(112,655)
	$ 4,932

Depreciation amounted to $3,119 for the year ended December 31, 2004.

NOTE 5 - Related Party Transactions

The Company reimburses its shareholders from time to time for business expenses incurred in the normal course of business operations. In addition, the shareholders take S Corporation distributions and may advance money to the Company for short-term operating needs.

NOTE 6 - Commitments and Contingencies

Lease Commitment

The Company is obligated under a long term lease agreement for its office space through July 31, 2005. Future minimum lease payments required under the terms of the lease are:

2005 (7 months)	$ 21,147
	$ 21,147

NEWCAP PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 - Major Customers

The Company had service revenues representing more than 10% of its total service revenues for the year ended December 31, 2004 from one client amounting to $297,886 and comprising approximately 63.7% of total service revenues.

NOTE 8 - Concentration of Credit Risk

In the normal course of business, the Company extends unsecured credit to its customers. The Company routinely assesses the financial strength of its customers, and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited. At December 31, 2004 approximately 93.5% of the Company's accounts receivable were from one customer.

The Company occasionally maintains deposits in excess of federally insured limits. Statement of Financial Accounting Standards No. 105 identifies these items as a concentration of credit risk requiring disclosure, regardless of the degree of risk. The risk is managed by maintaining all deposits in high quality financial institutions.

NOTE 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Securities Exchange Act Rule 15c3-1(a)(1) requires a minimum net capital requirement of $250,000. Securities Exchange Rule 15c3-1(a)(2) provides that a broker or dealer shall maintain net capital of not less than $5,000 if it does not hold funds or securities for customers, does not carry customer accounts, and limits its securities activities to certain enumerated activities.

The Company does not hold funds or securities for customers or owe money or securities to customers, and believes it meets all the requirements of Rule 15c3-1(a)(2). At December 31, 2004 the Company had net capital of $15,651 which was $10,651 in excess of its required net capital of $5,000. The Company's net capital ratio was -0- to 1.

NEWCAP PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 10 - Exemptions Under Securities and Exchange Commission Rules 15c3-3

The Company was in compliance with the conditions of exemption under SEC Rule 15c3-3. Therefore the following schedules are not presented:

1.) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

2.) Information Relating to the Possession or Control requirements under Rule 15c3-3(k)(2)(i).

3.) A Reconciliation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

NEWCAP PARTNERS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2004

NET CAPITAL		
Total stockholders' equity		$ 48,867
Total stockholders' equity qualified for net capital		48,867
Deductions and/or charges		
Non allowable assets		
Accounts receivable	$ 6,658	
Prepaid expenses	1,231	
Securities not readily marketable	16,419	
Property and equipment	4,932	
Deposits	3,976	
		33,216
Net Capital		$ 15,651
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable		$ -0-
Total aggregate indebtedness		$ -0-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required - Note 10		$ 5,000
Excess net capital		$ 10,651
Ratio: Aggregate indebtedness to net capital - Note 10		0 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part II of Form X-17a-5 as of December 31, 2004)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report		$ 15,651
Net Capital Per Above		$ 15,651

See accompanying notes to financial statements